Exhibit 99.1

FOR IMMEDIATE RELEASE - April 29, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. MARCH PEAK PRODUCTION PASSES 4,000 BOE MARK

Corporate Production Update

The estimated peak production rate for the month of March 2009 was 4,089 BOEs (24,534 MCFGE) per day, which reflects a 248 BOEs per day increase over the peak rate for February 2009.   March 2009 averaged approximately 3,688 BOEs (22,128 MCFGE) per day of production.  Approximately 31% of the production was oil and natural gas liquids and 69% was natural gas.

Mr. Sandy Andrew, President & COO of the Company said, “The Hunton Resource Play in Oklahoma continues to meet our production forecasts.  Our strategy to employ Bubble Point Technology in the Hunton is working.”

The Hunton Resource Play in Oklahoma has an arial extent of approximately 16 million acres.  Assuming 10% of the land is prospective, the resource potential could be approximately 6.2 Tcfe (1) “Petroflow saw the opportunity represented in the Hunton and recognized the operational and economic fit for Bubble Point Technology.  This combination of reservoir parameters has allowed us to grow from very modest levels to peak rates exceeding 4,000 BOE’s per day in less than three years” added Mr. Andrew.

Starting in February 2009, Petroflow began to report natural gas liquids (“NGL”) volumes from its Oklahoma operations in accordance with the new forms of midstream processing contracts.  This change has resulted in an approximate initial increase of five percent in Petroflow’s barrel of oil equivalent volumes.  In the second quarter of 2009, as a contract revision takes effect, an additional increase of approximately three percent will occur.    The midstream contracts which prompted the reporting change provide direct compensation for NGL volumes.  The new prices have been staging into effect since the agreements were finalized in May 2008 and will continue to phase in during the first half of 2009.  The full reserves value of these positive changes is reflected in Petroflow’s year end 2008 reports.

Oklahoma Drilling Activity

Mr. John Melton, Company CEO stated, “While we have enjoyed great success with our drilling program in the Hunton Resource Play in Oklahoma, we must consider the impact of the recent commodity prices for oil, gas and NGL’s.  We chose to suspend our drilling program as a direct result of low commodity prices.  However, we have been using this time effectively to position Petroflow for a quick ramp-up once the commodity prices reach a more favorable level.  Some of the initiatives currently being integrated are:

•	Re-negotiation of drillings contracts that could result in a cost reduction of as much as 40%
•	Advancement of the de-watering process on current producers which will provide more disposal capacity for future wells
•	Increase in the inventory of drilling opportunities

Petroflow is unwavering in our commitment to the Hunton Resource Play in Oklahoma.  We have built our forecasts on the deep understanding of the play and the technology we use to deliver consistently increased production” concluded Mr. Melton.

Following is a table outlining the status of our drilling activities in the Hunton Resource Play.

DRILLING ACTIVITY:	Total wells on production as at March 1, 2009	62
	Wells brought on production to April 20, 2009	1
	Wells currently drilling	0
	Salt water disposal wells drilled	5
	Wells abandoned	2
	Total	70

Other Production Areas

Our Texas and Alberta properties continue to produce and provide consistent cash flow for operations.

(1)   “The Hunton formation has been geologically proven to underlie approximately 1/3 of the State of Oklahoma at varying depths and in varying thicknesses and percentages of permeability and porosity.  While not definitive, our geological investigations to date have allowed us to conclude that 10% or more of the formation could exhibit the combination of characteristics necessary to allow for commercial exploitation.  Based on our historical success, the calculations generate up to 6.2 Tcfe of potentially recoverable hydrocarbons.  At present, Petroflow has access to mineral rights representing only 75.2 Bcfe on a proved undeveloped plus probable basis.  Although some of the rest of this hydrocarbon potential is under lease by other oil and gas companies, our work to date has proven that much of these potential lands would be available for lease”.

Forward Looking Statements

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For additional information, please contact the following:

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
985.796.8080	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.